Mail Stop 3561

September 2, 2009

David S. Rector, Chief Executive Officer
Standard Drilling, Inc.
1640 Terrace Way
Walnut Creek, CA 94597

> **Re:** **Standard Drilling, Inc.**
> **Form 10-K/A for fiscal year ended December 31, 2008**
> **Filed August 25, 2009**
> **File No. 000-51569**

Dear Mr. Rector:

We have reviewed your amended Form 10-K filed on August 25, 2009 and accompanying letter and have the following comments. In our comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A Filed on August 25, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Liquidity and Capital Resources, page 13

1.   We note your response to comment three of our letter dated July 27, 2009 and revised disclosure regarding overhead costs, including expenses incurred for "reporting obligations." With a view to disclosure, advise us in qualitative and quantitative terms of the causes for the increase in expenses other than non-cash items. It appears that there

was a material change in these costs from 2007 to 2008.

2.   Also, with a view to disclosure, please provide further clarification in approximate, quantified terms of the expenses by general category, including "compliance with reporting obligations," and "costs related to efforts to find a new business" in 2008.

Executive Compensation, page 17

3.   We note your response to comment five of our letter dated July 27, 2009 and revised disclosure regarding the oral agreement and "consulting fees which represent compensation for his services." You also state, however, that "the amount of compensation paid is arbitrary." Revise future filings to describe the services provided in connection with compensation. For example, it is unclear what services Mr. Rector provided in connection with $83,263 of compensation for 2008, or whether such amount was determined arbitrarily. Please submit draft disclosure to be included in future reports. We may have further comment.

Note 8 – Discontinued Operations, page F-14

4.   We note your response to prior comment six regarding discontinued operations in which you sold substantially all of the company's assets and associated and contingent liabilities to PBT Capital Partners, LCC, a private company whose sole shareholder was your former CEO, Mr. Tomlinson, in return for leaving not less than $839,068 of cash in the company and a note receivable from PBT in the amount of $600,000. Additionally, we note that you wrote off the note receivable as collection of the note receivable was deemed unlikely. Moreover, you state that the Company has not been released from the liabilities assumed by PBT. Therefore, it is unclear whether the risks of ownership of the drilling operations have been transferred to PBT. Please provide your analysis of whether this transaction can be treated as a divestiture for accounting purposes while the legal arrangement may be different. See SAB Topic 5E question 2.

5.   Please disclose the carrying amount of the major classes of assets and liabilities included as part of the disposal, per paragraph 47(a) of SFAS 144.

Item 9A.(T) Control and Procedure, page 14

6.   We note that you identified a material weakness related to segregation of duties. In future filings please expand your disclosure to include planned or actionable remediation measures that you intend to undertake to address your material weaknesses. To the extent material, disclose the potential costs associated with your remediation efforts and the impact to the financial statements.

Closing Comments

       As appropriate, please respond to our comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

       Questions may be directed to Yolanda Guobodia, the primary accounting examiner for this filing, at (202) 551-3562 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 for accounting issues and Edwin S. Kim, the primary legal examiner for this filing, at (202) 551-3297 or David Link, Senior Counsel, at (202) 551-3356 for all other issues.

Sincerely,

John Reynolds
Assistant Director

Fax: (925) 930-6338